UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated October 18, 2018 titled “GeoPark Announces Third Quarter 2018 Operational Update”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES THIRD QUARTER 2018 OPERATIONAL UPDATE

NEW OIL AND GAS PRODUCTION RECORD AND

NEW EXPLORATION SUCCESSES IN COLOMBIA AND CHILE

Bogota, Colombia – October 18, 2018 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil and Chile, today announced its operational update for the three-month period ended September 30, 2018 (“3Q2018”).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when otherwise specified.

Third Quarter 2018 Highlights

New Production Record

•	Consolidated oil and gas production up 31% to 37,214 boepd (up 4% compared to 2Q2018)
•	Oil production increased by 35% to 31,266 bopd (up 3% compared to 2Q2018)
•	Gross operated production in Colombia surpassed 65,000 boepd milestone
•	Gas production increased by 17% to 35.7 mmcfpd (up 6% compared to 2Q2018)
•	Current net production of 38,000 boepd

New Exploration Successes

•	Discovery in Colombia of Tigui oil field with successful drilling and testing of Tigui 1 exploration well in the Llanos 34 block (GeoPark operated, 45% WI), now producing 1,600 bopd
•	Discovery in Chile of Jauke gas field with successful drilling and testing of Jauke 1 exploration well in the Fell block (GeoPark operated, 100% WI), now producing 4.3 mmcfpd and representing the second new gas field discovery in Chile in 2018

New Infrastructure Development

•	Flowline construction to connect the Llanos 34 block oil fields in Colombia to regional pipeline infrastructure is on budget and on schedule, and expected to be operational in 1Q2019

New Project Advances

•	Environmental Impact Assessment (EIA) to initiate operations in Peru in the Situche Central oil field in the Morona block (GeoPark operated, 75% WI), completed, submitted and under review by Peruvian authorities

Upcoming 4Q2018 Catalysts

•	Testing 5 drilled wells and drilling 10 new wells, including development, exploration and appraisal wells in Colombia, Argentina and Brazil
•	GeoPark capital allocation process currently underway and 2019 work program and investment guidelines to be released in November with 3Q2018 results

Breakdown of Quarterly Production by Country

The following table shows production figures for 3Q2018, as compared to 3Q2017:

	3Q2018			3Q2017
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	29,139	29,008	786	22,367	+30%
Brazil	3,124	44	18,480	3,141	-1%
Chile	2,632	713	11,515	2,817	-7%
Argentina	2,319	1,500	4,909	-	-
Total	37,214	31,266	35,690	28,325	+31%
a)	Includes royalties paid in kind in Colombia for approximately 1,175 bopd in 3Q2018. No royalties were paid in kind in Brazil, Chile or Argentina.

Quarterly Production Evolution

(boepd)	3Q2017	4Q2017	1Q2018	2Q2018	3Q2018
Colombia	22,367	24,378	26,405	27,940	29,139
Brazil	3,141	3,328	2,775	2,904	3,124
Chile	2,817	2,932	2,873	2,559	2,632
Argentina	-	16	142	2,467	2,319
Total	28,325	30,654	32,195	35,870	37,214
Oil	23,237	25,341	27,345	30,249	31,266
Gas	5,088	5,313	4,850	5,621	5,948

Oil and Gas Production Update

Consolidated:

Overall oil and gas production grew by 31% to 37,214 boepd in 3Q2018 from 28,325 boepd in 3Q2017, due to increased production in Colombia and new production from the recent Argentina acquisition.

Oil represented 84% of total reported production compared to 82% in 3Q2017.

Colombia:

Average net production in Colombia grew 30% to 29,139 boepd in 3Q2018 compared to 22,367 boepd in 3Q2017, reflecting the successful appraisal and development drilling in Tigana and Jacana oil fields in the Llanos 34 block, which represented 95% of Colombian production in 3Q2018.

Llanos 34 block 3Q2018 drilling results:

Exploration and appraisal drilling:

•	Tigui 1 exploration well, drilled to the southeast side of the main fault line that defines the closure to the Jacana oil field, was drilled to a total depth of 11,696 feet. Following completion and testing, the well is currently producing 1,600 bopd. Open hole pressure recording tests carried out in the Guadalupe formation during 3Q2018 indicate that Tigui 1 may be connected to the Jacana oil field, which could open additional stratigraphic upside potential to the east. Following these positive results, the Company will spud Tigui 2 appraisal well to continue delineating the size and distribution of the reservoir in 4Q2018.
•	Buco 1 exploration well, testing a small prospect located northeast of the Tua field, was dry. The well was plugged and abandoned.
•	Chiricoca 2 appraisal well was drilled to a total depth of 12,037 feet. A production test conducted with an electric submersible pump in the Mirador formation resulted in a production rate of 500 bopd of 31.0 degrees API, with approximately 2.3% water cut. Petrophysical analysis also indicates hydrocarbon potential in the Guadalupe formation.

Development drilling:

•	Four new wells were tested and put on production, including Jacana 22, Jacana 24, Jacana 25 and Tigana Sur Oeste 6 which are currently producing approximately 3,500 bopd gross.
•	Two additional wells, Tigana Norte 10 and Tigana 5 were drilled and will be tested in 4Q2018.

Facilities update:

•	The flowline under construction to connect the Llanos 34 block to the Oleoducto de los Llanos (ODL), one of Colombia’s principal pipelines (with a capacity of 314,000 bopd) is on budget and on schedule. Construction is expected to be completed by January 2019. Following approval of permits and licenses, the flowline is expected to be operational in 1Q2019. Capital expenditures for this project are $15-20 million, net to GeoPark. The project will support future production growth (with a capacity of up to 100,000 bopd) and reduce transportation and operating costs.

Extension of Llanos 34 block acreage:

•	The Colombian regulatory body, Agencia Nacional de Hidrocarburos (ANH), granted a request to extend the limits of the Llanos 34 block into relinquished areas of the Corcel contract (located to the southwest of the Llanos 34 block). The acreage is contiguous to the Jacana oil field and would add 3,872 new acres to the Llanos 34 block.

Zamuro acreage farm-in agreement (Llanos 32 block, GeoPark non-operated) drilling results:

•	Zamuro exploration well was spud by the operator in September 2018 and reached total depth in October 2018. According to petrophysical logging information, the well encountered reservoirs with no evidence of hydrocarbons in both the Guadalupe and Mirador formations, and following these results, a decision was made to plug and abandon the well.

For a summary of upcoming drilling and testing activities, please refer to the 4Q2018 drilling schedule below.

Peru:

GeoPark completed preparation of the EIA to initiate operations in the Situche Central oil field in the Morona block.

The EIA was submitted to the Servicio Nacional de Certificacion Ambiental (SENACE) on July 2, 2018 after collecting data for more than a year in tandem with local communities. As part of the EIA approval process, GeoPark is currently conducting the third round of workshops with the communities and the Public Audiences are programmed for the end of October. The EIA approval process is being carried out as planned and is on schedule. Final approval is expected before the end of 1Q2019, following comments and observations by SENACE.

The Morona block covers an area of 1.9 million acres on the western side of the Marañon basin, where more than 1 billion barrels of oil have been produced from the surrounding blocks. The Morona block contains the Situche Central oil field, which has been delineated by two wells that tested combined production rates of 7,500 bopd of light oil with identified upside potential of 200 mmbo. DeGolyer and MacNaughton (D&M) has certified gross proven and probable (2P) reserves of 42.1 million barrels of oil (mmbo) and 3P reserves of 83.0 mmbo for the Situche Central oil field. The Morona block also includes a large exploration potential with high impact prospects and plays – including unrisked exploration resources ranging from 300 to 500 mmbo, as audited by Gaffney, Cline & Associates.

Argentina:

Average net production in Argentina totaled 2,319 boepd in 3Q2018 (65% oil, 35% gas) corresponding to the recent acquisition of the Aguada Baguales, El Porvenir and Puesto Touquet blocks (GeoPark operated, 100% WI) in the Neuquen basin.

During 3Q2018, GeoPark initiated a secondary recovery optimization project to enhance production in the Aguada Baguales block, which includes a low-cost well intervention campaign in 35-40 wells to be continued during 2H2018. In addition, the Company initiated activities to test a tight gas play in the Challaco Bajo 1001 well, in the El Porvenir block with testing expected in 4Q2018.

Exploration drilling in the CN-V block (GeoPark operated, 50% WI):

•	Rio Grande Este exploration well was drilled to a total depth of 9,315 feet. Testing activities are currently underway.

Brazil:

Average net production in the Manati gas field (GeoPark non-operated, 10% WI) remained flat at 3,124 boepd in 3Q2018, compared to 3,141 boepd in 3Q2017, though increased by 8% compared to 2Q2018. The quarterly increase was due to increased industrial consumption and decreased hydroelectric power availability.

During 3Q2018, the Company continued preliminary activities in the REC-T-128 block (GeoPark operated, 70% WI) in the Reconcavo basin, where it plans to spud an exploration well, Praia dos Castelhanos 1, in November 2018, to test conventional potential in the Sergi, Agua Grande, and Marfim formations.

Chile:

Average net oil and gas production in Chile decreased by 7% to 2,632 boepd in 3Q2018 compared to 2,817 boepd in 3Q2017, though increased by 3% compared to 2Q2018. The production mix during 3Q2018 was 73% gas and 27% light oil (vs. 68% gas and 32% light oil in 3Q2017). The Fell block (GeoPark operated, 100% WI) represented 100% of Chilean production in 3Q2018.

Exploration drilling in the Fell block:

•	Jauke 1 exploration well was drilled to a total depth of 9,592 feet. A production test in the Springhill formation resulted in a production rate of 5.8 mmcfpd (or 970 boepd). The well is currently producing 4.3 mmcfpd due to expansion of surface facilities to be operational in 4Q2018.

•	The Jauke gas field is part of the large Dicky geological structure in the Fell block, which has the potential for multiple development drilling opportunities. Petrophysical analysis also indicates hydrocarbon potential in the shallower El Salto formation which will be tested in the future.

Because of the recent discovery of the Jauke gas field, the Fell block is currently producing 3,200-3,300 boepd (80% gas, 20% light oil).

4Q2018 Drilling Schedule

The following is a summary of expected drilling and testing activities scheduled for 4Q2018:

	Prospect/Well[a]	Country	Block	WI	Type
1	Tigana 5 [b]	Colombia	Llanos 34	45%	Development
2	Tigana Norte 10 [b]	Colombia	Llanos 34	45%	Development
3	Tigana Norte 11	Colombia	Llanos 34	45%	Development
4	Tigana Norte 12	Colombia	Llanos 34	45%	Appraisal
5	Tigana Norte 14	Colombia	Llanos 34	45%	Appraisal
6	Tigui 2	Colombia	Llanos 34	45%	Appraisal
7	Tua 11	Colombia	Llanos 34	45%	Development
8	Jacana 14	Colombia	Llanos 34	45%	Development
9	Jacana 19	Colombia	Llanos 34	45%	Development
10	Jacana 23	Colombia	Llanos 34	45%	Development
11	Tigui Sur 1 [b]	Colombia	Llanos 34	45%	Exploration
12	Rio Grande Este 1 [b]	Argentina	CN-V	50%	Exploration
13	Challaco Bajo -1001 [c]	Argentina	El Porvenir	100%	Exploration
14	Praia dos Castelhanos 1	Brazil	REC-T-128	70%	Exploration

a)	Information included in the table above is subject to change and may also be subject to partner or regulatory approval

b)	Drilling initiated or completed with testing activities expected in 4Q2018

c)	Drilled in prior years by the previous operator of the block before GeoPark acquired the assets. Testing activities expected in 4Q2018

OTHER NEWS / RECENT EVENTS

Reporting dates for 3Q2018 results release, conference call and the work program and investment guidelines for 2019

GeoPark will report its 3Q2018 financial results on November 6, 2018, after the market close. In conjunction with the 3Q2018 results press release, GeoPark’s management will host a conference call on November 7, 2018 at 10:00 am (Eastern Standard Time) to discuss 3Q2018 financial results and the work program and investment guidelines for 2019.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 5769205

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: October 18, 2018